EXHIBIT 99.1

Equinox Gold Announces Sale of Solaris Shares and Warrants to Augusta Investments and Strategic Shareholder for up to C$132.5 Million

VANCOUVER, BC, March 30, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX), (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that, in response to a request from Solaris Resources Inc. ("Solaris") (TSX: SLS), the Company has agreed to sell a portion of its shareholdings in Solaris totaling ten million common shares (the "Solaris Shares") to Augusta Investments Inc. and a strategic shareholder for gross proceeds of approximately C$82.5 million. In addition, Equinox Gold will grant the buyers warrants to purchase an additional five million Solaris Shares from the Company for a period of 12 months at C$10.00 per share (the "Warrants"). In the event all Warrants are exercised, the total gross proceeds to Equinox Gold would be C$132.5 million.

Christian Milau, CEO of Equinox Gold, stated: "As a strategic and supportive shareholder, Equinox Gold is pleased to accommodate Solaris in this transaction, which benefits both companies. The proceeds from this sale will further strengthen Equinox Gold's already solid balance sheet as we continue to execute on our expansion and growth objectives."

Equinox Gold remains committed to supporting Solaris as a long-term strategic shareholder and does not currently anticipate making any additional changes to its share position. The sale of the Solaris Shares and the Warrants is to accredited investors on a prospectus exempt basis and is subject to customary closing conditions.

Early Warning Disclosure

Equinox Gold has agreed to sell ten million Solaris Shares at a price of C$8.25 per share for aggregate gross proceeds to Equinox Gold of C$82.5 million. Post-completion of the sale, Equinox Gold will hold 17,826,737 Solaris Shares, representing approximately 16.9% of the issued and outstanding Solaris Shares on a non-diluted basis.

Equinox Gold will also grant the buyers Warrants to purchase an additional five million Solaris Shares for a period of 12 months at C$10.00 per share. If the Warrants are fully exercised, Equinox Gold will sell an additional five million Solaris Shares at a price of C$10.00 per Solaris Share, for additional gross proceeds to Equinox Gold of C$50 million. Equinox Gold would then hold 12,826,737 Solaris Shares, representing approximately 12.2% of the issued and outstanding Solaris Shares on a non-diluted basis.

Equinox Gold also currently holds warrants of Solaris exercisable to acquire an aggregate of 10,218,750 Solaris Shares (the "Solaris Warrants"), representing approximately 8.9% of the issued and outstanding Solaris Shares on a partially diluted basis. The sale of Solaris Shares will not result in any change to Equinox Gold's ownership in Solaris Warrants. Following the sale of the Solaris Shares, and assuming the Warrants are fully exercised, if all the Solaris Warrants held by Equinox Gold were exercised Equinox Gold would hold approximately 19.97% of the issued and outstanding Solaris Shares on a partially diluted basis, assuming no other convertible securities of Solaris are exercised.

Prior to the sale of Solaris Shares, Equinox Gold currently holds 27,826,737 Solaris Shares, representing approximately 26% of the issued and outstanding Solaris Shares, and Solaris Warrants to acquire 10,218,750 Solaris Shares, representing approximately 8.9% of the issued and outstanding Solaris Shares, on a partially diluted basis.

The disposition of Solaris Shares is for investment purposes. Equinox Gold currently has no other plans or intentions with respect to its Solaris securities. However, depending on market conditions, general economic and industry conditions, trading prices of Solaris securities, Solaris' business, financial condition, and prospects and/or other relevant factors, Equinox Gold may develop such plans or intentions in the future and, at such time, may from time to time acquire additional securities, dispose of some or all of the existing or additional securities, or may continue to hold securities of Solaris.

The buyers will file an early warning report under National Instrument 62-103 in connection with the closing of the purchase of Solaris Shares and Warrants if applicable. A copy of the early warning report filed by Equinox Gold will be available under Solaris' profile on SEDAR at www.sedar.com.

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines and construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. On December 16, 2020, Equinox Gold announced its friendly acquisition of Premier Gold Mines, which will bring further diversification and scale with the addition of a producing mine in Mexico and a construction-ready project in Ontario, Canada. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things the Company's ability to complete the sale of the Solaris Shares and Warrants, its intentions with regard to its investment in Solaris, and the Company's plans for the proceeds from its sale of Solaris Shares. Forward-looking statements or information generally identified by the use of the words "will", "in the event", "would", "continue", "growth", "expansion", "anticipate", "plans", "intention", "may" and similar expressions and phrases or statements that certain actions, events or results "may", "could" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; completion of the acquisition of Premier Gold Mines; completion of the acquisition of an additional 10% of Hardrock from Orion Mine Finance; development at Los Filos, Castle Mountain, Santa Luz and Hardrock being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company's Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's Annual Information Form dated March 24, 2021 for the year ended December 31, 2020 and the Company's MD&A dated March 19, 2021 for the year-ended December 31, 2020, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 08:30e 30-MAR-21